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FEB 27 2015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68826

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OSWALD FINANCIAL BROKER DEALER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 SUPERIOR AVE, SUITE 1335
(No. and Street)

CLEVELAND (City) OH (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM LEONARD (216) 367-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOBER, MARKEY, FEDOROVICH & COMPANY
(Name – *if individual, state last, first, middle name*)

3421 RIDGEWOOD ROAD, SUITE 300 (Address) AKRON (City) OH (State) 44333 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/9/15

OATH OR AFFIRMATION

I, WILLIAM LEONARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OSWALD FINANCIAL BROKER DEALER, INC., as of DECEMBER 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO/ER/AMLCO/VP/TREAS/SECRETARY

Title

CYNTHIA B. JOHNSTONE, Notary Public
State of Ohio, Cuyahoga County
My Commission Expires May 7, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OSWALD FINANCIAL BROKER DEALER, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2014

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OSWALD FINANCIAL BROKER DEALER, INC.
TABLE OF CONTENTS

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BOBER MARKEY FEDOROVICH

CERTIFIED PUBLIC ACCOUNTANTS/BUSINESS ADVISORS
A PROFESSIONAL CORPORATION
AKRON | CLEVELAND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Oswald Financial Broker Dealer, Inc.
Cleveland, Ohio

We have audited the accompanying statement of financial condition of Oswald Financial Broker Dealer, Inc. (the "Company") as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental schedules, Schedules I, II, and III, have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Bober, Markey, Fedorovich & Company

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

February 25, 2015

3421 RIDGEWOOD ROAD, SUITE 300
AKRON, OHIO 44333-3119
P: 330.762.9785
WWW.BMFCPA.COM

600 SUPERIOR AVENUE EAST, SUITE 925
CLEVELAND, OHIO 44114-2619
P: 216.373.2500
WWW.BMFCPA.COM

MEMBER OF PKF INTERNATIONAL
REGISTERED WITH THE PCAOB

OSWALD FINANCIAL BROKER DEALER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2014

ASSETS

CURRENT ASSETS		
Cash	$	977,598
Accounts receivable		23,891
Deferred tax assets		4,176
Other assets		7,781
TOTAL CURRENT ASSETS		1,013,446
OTHER ASSETS		
Deferred tax assets		9,307
TOTAL ASSETS	$	1,022,753

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	17,447
Due to affiliate		19,710
Income taxes payable		116,432
TOTAL CURRENT LIABILITIES		153,589
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,500 shares authorized, issued and outstanding		-
Additional paid-in capital		245,000
Retained earnings		624,164
TOTAL STOCKHOLDER'S EQUITY		869,164
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,022,753

The accompanying notes are an integral part of these financial statements.

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OSWALD FINANCIAL BROKER DEALER, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2014

REVENUES	
Referral fee income	$ 406,093
EXPENSES	
Compensation and benefits	18,231
Professional services	41,782
Insurance	6,581
Regulatory fees, licenses and permits	1,655
Occupancy	1,327
IT, data and communications	1,000
Other expenses	2,231
TOTAL EXPENSES	72,807
INCOME BEFORE PROVISION FOR INCOME TAXES	333,286
INCOME TAX PROVISION	117,192
NET INCOME	$ 216,094

The accompanying notes are an integral part of these financial statements.

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OSWALD FINANCIAL BROKER DEALER, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances, December 31, 2013	$ -	$ 245,000	$ 408,070
Net income	-	-	216,094
Balances, December 31, 2014	$ -	$ 245,000	$ 624,164

The accompanying notes are an integral part of these financial statements.

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OSWALD FINANCIAL BROKER DEALER, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	216,094
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		760
Changes in operating assets and liabilities:		
Accounts receivable		(23,891)
Other assets		(862)
Accounts payable and accrued expenses		(18,533)
Due from / to affiliate		66,937
Income taxes payable		(29,745)
NET CASH PROVIDED BY OPERATING ACTIVITIES		210,760
NET CHANGE IN CASH		210,760
CASH AT BEGINNING OF YEAR		766,838
CASH AT END OF YEAR	$	977,598
SUPPLEMENTAL DISCLOSURES		
Cash paid for taxes	$	146,937

The accompanying notes are an integral part of these financial statements.

OSWALD FINANCIAL BROKER DEALER, INC.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2014

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business
Oswald Financial Broker Dealer, Inc. (the "Company"), a wholly-owned subsidiary of JBO Holding Company, is an Ohio corporation established on February 4, 2011, and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulation Authority ("FINRA") and the securities commission of the State of Ohio. The Company received approval to operate as a licensed broker-dealer on March 19, 2012.

The Company's primary business is the referral of customers to LPL Financial, a registered broker-dealer, and it operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company operates from offices located in Cleveland, Ohio.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable. At various times during the year, the Company had deposits with financial institutions in excess of the Federally insured deposit limits. The Company maintains its cash with high quality financial institutions which the Company believes minimizes this risk.

The Company operates under a referral agreement with LPL Financial, a registered broker-dealer, whereby the Company receives compensation for the referral of customers' business to LPL Financial. All of the Company's revenues were earned under this agreement.

Accounts Receivable
The Company carries its accounts receivable at cost. On a periodic basis, the Company evaluates its outstanding receivables and, when deemed necessary, establishes an allowance for uncollectible accounts. The Company does not believe an allowance for uncollectible accounts was necessary at December 31, 2014.

Revenue
The Company receives compensation for the referral of customers' business to LPL Financial, a registered broker-dealer, and recognizes such revenue as it is earned.

Income Taxes
Income taxes are recorded in accordance with the Income Taxes Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), which requires the asset and liability approach be used to account for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax bases of assets and liabilities.

Under the Income Taxes Topic of the FASB ASC, the Company is required to identify potential uncertain tax positions taken, assess and quantify those positions and record reserves. As of and for the year ended December 31, 2014, the Company has identified no significant uncertain tax positions.

The Company is included in the consolidated informational and income tax returns filed by JBO Holding Company, its parent, in the United States (Federal) and in various state and local tax jurisdictions. The Company is generally not subject to income tax examinations for years prior to 2011.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2015, the date the financial statements were available to be issued.

NOTE 2 – RELATED PARTIES

The Company has entered into an expense sharing arrangement with The James B. Oswald Company, an affiliated entity, under which it reimburses certain general and administrative expenses to The James B. Oswald Company. The Company's share of such expenses is determined based on estimated usage. Expenses incurred under this arrangement were approximately $27,000 for the year ended December 31, 2014. In addition, The James B. Oswald Company pays certain expenses directly associated with the Company, on behalf of the Company, and the Company reimburses The James B. Oswald Company for such expenses. As of December 31, 2014, the Company owed The James B. Oswald Company $19,710 and such amount is reflected as Due to Affiliate in the accompanying Statement of Financial Condition.

NOTE 3 – INCOME TAXES

The income tax provision consists of the following for the year ended December 31, 2014:

Current taxes:		
Federal	$	109,809
State and local		6,623
Deferred taxes:		
Federal		718
State and local		42
Provision for income taxes	$	117,192

The difference between the Company's effective income tax rate and the Federal statutory rate of 34% is primarily due to local income taxes.

Taxes are payable to JBO Holding Company, the parent company.

The deferred tax components in the accompanying Statement of Financial Condition include the following as of December 31, 2014:

Current:		
Deferred tax assets	$	4,176
Non-current:		
Deferred tax assets		9,307
Net deferred tax assets	$	13,483

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets are as follows:

Start-up costs	$	9,307
Professional fees		4,176
	$	13,483

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2014, the Company had net capital of $824,009, which was $813,770 in excess of its required net capital of $10,239. The Company's net capital ratio was .19 to 1.

NOTE 5 – CONTINGENCIES

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress as of December 31, 2014.

OSWALD FINANCIAL BROKER DEALER, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

NET CAPITAL		
Total stockholder's equity from statement of financial condition	$	869,164
Less: Non-allowable assets		(45,155)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		824,009
Haircuts on securities		-
NET CAPITAL	$	824,009
Computation of aggregate indebtedness - total liabilities from statement of financial condition	$	153,589
Computation of basic net capital requirement	$	10,239
Minimum required net capital	$	5,000
Net capital requirement	$	10,239
Excess net capital	$	813,770
Ratio of aggregate indebtedness to net capital		.19 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2014
There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2014.

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OSWALD FINANCIAL BROKER DEALER, INC.
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

The Company is not required to present this schedule as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

OSWALD FINANCIAL BROKER DEALER, INC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

The Company is not required to present this schedule as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

BOBER MARKEY
FEDOROVICH

CERTIFIED PUBLIC ACCOUNTANTS BUSINESS ADVISORS
A PROFESSIONAL CORPORATION

AKRON | CLEVELAND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Oswald Financial Broker Dealer, Inc.
Cleveland, Ohio

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Oswald Financial Broker Dealer, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph k(2)(i) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bober, Markey, Fedorovich & Company

BOBER, MARKEY, FEDOROVICH & COMPANY
Akron, Ohio

February 25, 2015

3421 RIDGEWOOD ROAD, SUITE 300
AKRON, OHIO 44333-3119
P: 330.762.9785
WWW.BMFCPA.COM

600 SUPERIOR AVENUE EAST, SUITE 925
CLEVELAND, OHIO 44114-2619
P: 216.373.2500
WWW.BMFCPA.COM

MEMBER OF PKF INTERNATIONAL
REGISTERED WITH THE PCAOB

oswald
financial
broker
dealer, inc.

1100 Superior Ave, Suite 1335
Cleveland, OH 44114

216 367 8770 phone
216 367 8771 fax

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 25, 2015

Bober Markey Fedorovich
3421 Ridgewood Road Ste 300
Akron, OH 44333

To Whom It May Concern:

We as members of management of Oswald Financial Broker Dealer, Inc. ("the Company") are responsible for complying with 17 C.F.R.§240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R.§240.15c3-3 paragraph k(2)(i). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R.§15c3-3(k) under which the Company claimed an exemption from 17C.F.R.§240.15c3-3 paragraph k(2)(i), and

(2) We met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

Signature

William J. Leonard
Chief Compliance Officer/Vice President
Oswald Financial Broker Dealer, Inc.